For Period ended 12/31/13                                      Series 25, 48, 54
File Number 811-7852

Sub-Item 77D(a): Policies with respect to security investments
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                             USAA MUTUAL FUNDS TRUST
                        SUPPLEMENT DATED DECEMBER 5, 2013
                               TO THE STATEMENT OF
                             ADDITIONAL INFORMATION
                              DATED JULY 12, 2013


This Supplement updates certain information contained in the above-referenced Statement of Additional Information. The following disclosure is hereby added under the Investment Policies Section.

MASTER LIMITED PARTNERSHIP (MLPs)

The TOTAL RETURN STRATEGY FUND, REAL RETURN FUND, AND FLEXIBILE INCOME FUND may invest in MLPs. MLPs are publicly traded partnerships whose interests or "units" are traded on securities exchanges like shares of corporate stock. A typical MLP consists of a general partner and limited partners; however, some MLPs that receive partnership tax treatment are established as limited liability companies. To be treated as a partnership for U.S. federal income tax purposes, an MLP must derive at least 90% of its gross income for each taxable year from qualifying sources, including activities such as the exploration, development, mining, production, processing, refining, transportation, storage and certain marketing f mineral or natural resources. MLPs provide investors with strategic exposure to physical assets, which can be attractive in inflationary environments.

Investments in securities of an MLP involve risks that differ from investments in common stock, including risks related to limited control and limited rights to vote on matters affecting the MLP, risks related to potential conflicts of interest between the MLP and the MLP's general partner, cash flow risks, and dilution risks. Certain MLP securities may trade in lower volumes due to their smaller capitalizations, and may be subject to more abrupt or erratic price movements and lower market liquidity.

Investing in MLPs also involves certain risks related to the underlying assets
of the MLPs.   MLPs are generally considered interest-rate sensitive invest-
ments, and during periods of interest rate volatility, may not provide attractive returns. MLPs operate in the energy sector and may be adversely affected by fluctuations in the prices and levels of supply and demand for energy commodities. A decrease in the production or availability of energy commodities, including through their natural depletion over time, may adversely impact the financial performance of MLPs. MLPs are subject to significant federal, state and local government regulation in virtually every aspect of their operations. Such regulation can change over time in both scope and intensity, and such changes could increase compliance costs and adversely affect the financial performance of MLPs. There is an inherent risk that MLPs and other companies operating in the energy sector may incur environmental costs and liabilities due to the nature of their businesses and the substances they handle. Natural disasters, such as hurricanes, may also impact MLPs.

MLPs also are subject to risks relating to their complex tax structure, including the risk that a change in current tax law or a change in the business of a given MLP could cause an MLP to lose its tax status as a partnership, which may reduce the value of the Fund's investment in the MLP and lower income to a Fund. Depreciation or other cost recovery deductions passed through to a Fund from any investments in MLPs in a given year will generally reduce a Fund's taxable income, but those deductions may be recaptured in one or more subsequent years. When recognized and distributed, recapture income will generally be taxable to Fund shareholders at the time of the distribution at ordinary income tax rates, even though those shareholders might not have held shares in the Fund at the time the deductions were taken, and even though those shareholders may not have corresponding economic gain on their shares at the time of the recapture.